NEWS RELEASE

WHITMAN


                                                             Whitman Corporation
                                                             3501 Algonquin Road
                                                     Rolling Meadows, IL.  60008
                                                                  (847) 818-5000
                                                           FOR IMMEDIATE RELEASE

                  SHAREHOLDERS APPROVE TRANSACTION WITH PEPSICO
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                                   BOARD NAMED
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                                DIVIDEND DECLARED
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                  CHICAGO (May 20, 1999) -- Whitman Corporation announced today that at a special shareholder meeting held in New York City, shareholders approved the merger of Whitman and a subsidiary of PepsiCo Inc., which establishes a new business relationship with PepsiCo. As a result of the merger, PepsiCo will own approximately 39 percent of Whitman and the public shareholders of Whitman will own the remaining 61 percent.
                  Under the terms of the previously announced proposal, Whitman has acquired Pepsi franchises in the central part of the United States, as well as PepsiCo's operations in Hungary, Czech Republic, the Republic of Slovakia, and the balance of Poland. In turn, Whitman previously transferred to PepsiCo its operations in Princeton, W.V. and Marion, VA., along with its operations in the St. Petersburg area of Russia, and the rights to distribute Pepsi-Cola products in Belarus. Whitman also reacquired PepsiCo's 20 percent minority interest in Pepsi-Cola General Bottlers.
                  With this transaction, Whitman's revenues will increase by approximately 40 percent on a pro forma basis. The company will account for approximately 17 percent of Pepsi's case volume in the United States.


                                     -more-

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                  Whitman's new Board will have 11 directors.  They include
Whitman's nine current directors: Bruce S. Chelberg, Herbert M. Baum, Richard G. Cline, Pierre S. du Pont, Archie R. Dykes, Charles W. Gaillard, Jarobin Gilbert, Jr., Victoria B. Jackson, and Charles S. Locke, together with Karl M. von der Heyden, PepsiCo's Vice Chairman, and Robert F. Sharpe, Jr., PepsiCo's Senior Vice President, Public Affairs and General Counsel.
                  Following the shareholder meeting, the Board declared a dividend of one cent per share of common stock, payable July 1, 1999 to shareholders of record on June 11, 1999, for an implied annual rate of four cents per share.
                  The Board also adopted a new Rights Plan, under which each shareholder will acquire one preferred share purchase right for each share of common stock held on June 11, 1999.

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